Filed Pursuant to Rule 424(b)(3)
Registration No. 333-208751
RREEF PROPERTY TRUST, INC.
SUPPLEMENT NO. 10 DATED SEPTEMBER 4, 2019
TO THE PROSPECTUS DATED APRIL 11, 2019

This document supplements, and should be read in conjunction with, our prospectus dated April 11, 2019, as supplemented by Supplement No. 1 dated April 11, 2019, Supplement No. 2 dated May 2, 2019, Supplement No. 3 dated May 17, 2019, Supplement No. 4 dated June 3, 2019, Supplement No. 5 dated June 14, 2019, Supplement No. 6 dated July 2, 2019, Supplement No. 7 dated August 1, 2019, Supplement No. 8 dated August 15, 2019, and Supplement No. 9 dated September 3, 2019. Unless otherwise defined herein, capitalized terms shall have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose a potential acquisition of a real estate property.

Potential Acquisition of Providence Square

RREEF America, our advisor and sponsor, has entered into a purchase and sale agreement (the “Purchase Agreement”) with 4101 Roswell Road (Marietta), LLC, a Delaware limited liability company (the “Seller”), for the purchase of the property described below. The Seller is not affiliated with us, our advisor or any of its affiliates. Prior to the closing of the acquisition, the Purchase Agreement is expected to be assigned to a us through a wholly-owned subsidiary. In connection with the purchase, we paid a deposit into escrow that is non-refundable unless certain specified circumstances occur as described in the Purchase Agreement.

Pursuant to the terms of the Purchase Agreement, we expect to purchase Providence Square, a home improvement anchored community center with a grocery component located in Marietta, Georgia for a gross purchase price of $54.85 million, exclusive of closing costs.

The acquisition of Providence Square is subject to certain conditions to closing, including, but not limited to: (1) the Seller’s satisfaction of various closing conditions contained in the Purchase Agreement; (2) the delivery of the required documents at closing; and (3) our receipt of certain tenant estoppels and subordination, non-disturbance and attornment agreements. There is no assurance that we will close the acquisition of Providence Square on the terms described above or at all.

Description of Providence Square

Providence Square contains 222,805 square feet comprised of four single- and multi-tenant retail buildings and one single-tenant retail building totaling 5,779 square feet subject to a ground lease. Providence Square is located in Atlanta's North Cobb County submarket at the southwest corner of Roswell Road and Johnson Ferry Road, where approximately 75,000 vehicles pass in front of the center on a daily basis. Providence Square features over 1,500 linear feet of frontage off Roswell Road with three separate points of ingress and egress, with one additional point of ingress and egress off Providence Road.

Providence Square has an occupancy rate of 100% and an average effective rental rate per square foot of $14.75 as of our advisor's entry into the Purchase Agreement. There are 26 tenants in-place including the three anchor tenants Home Deport, TJ Maxx/HomeGoods, and Sprout's. Information about Providence Square's tenants which represent more than 10% of the net rentable area is set forth in the table below:

Tenant	Type of Business	% of Net Rentable Area(4)	Type of Lease	Lease Commencement Date	Lease Expiration Date	Annual Base Rent Per Square Foot
Home Depot(1)	Home Improvement Supplier	30%	Fixed CAM	Jan. 1994	Jun. 2027	$8.97
TJ Maxx / HomeGoods(2)	Department Store	25%	Triple Net	Oct. 2002	Jan. 2023	$9.10
Sprout's(3)	Grocer	13%	Fixed CAM	Jan. 2016	Jan. 2031	$16.20

(1)
Home Depot is a publicly traded (NYSE: HD) home improvement supplies retailing company. Home Depot pays Providence Square's owner rent on 35,365 square feet of the building and the 32,248 square foot garden center, with the remaining 94,146 square feet of the Home Depot building owned by a third party. The tenant has six five-year renewal options at fixed rental rates of $9.55 per square foot, $10.03 per square foot, $10.82 per square foot, $11.80 per square foot, $13.09 per square foot and $14.53 per square foot, respectively. Renewal options may be exercised by written notice within six months prior to the expiration of the then-current term.

(2)
TJ Maxx / HomeGoods is a department and discount furnishing superstore. Both TJ Maxx and HomeGoods are owned by TJX Companies, a publicly traded company (NYSE: TJX). The tenant has two five-year renewal options at fixed rental rates of $9.85 per square foot and $10.35 per square foot, respectively. Renewal options may be exercised by written notice within six months prior to the expiration of the then-current term.

(3)
Sprout's Farmers Market is a publicly traded (NASDAQ: SFM) American supermarket chain. The tenant has three five-year renewal options at fixed rental rates of $18.75 per square foot, $19.69 per square foot, and $20.68 per square foot, respectively. Renewal options may be exercised by written notice within twelve months prior to the expiration of the then-current term.

(4)
Refers to each tenant’s square footage as a percent of the property’s net rentable area of 222,805 square feet, including the single-tenant retail building totaling 5,779 square feet subject to a ground lease to Chili's.

Providence Square's average occupancy rate and annual effective rent per square foot for each of the last five years is set forth in the table below, including the ground-leased building:

	Occupancy Rate	Annual Effective Rent Per Square Foot
2018	99.1%	$14.46
2017	95.5	13.49
2016	99.4	12.82
2015	91.2	11.52
2014	96.0	11.96

We have no plans for material capital improvements and we believe Providence Square will be adequately covered by insurance and suitable for its intended purposes as a retail shopping and services facility. Providence Square will face competition for tenants from similarly situated retail properties in the area. For federal income tax purposes, we estimate that the depreciable basis in Providence Square will be approximately $11 million. We will depreciate buildings based upon an estimated useful life of 40 years. At acquisition, the estimated annual real estate taxes on Providence Square total approximately $672,000.